Exhibit 99.1

Scalar, LLC (“Scalar”), hereby consents to (i) the filing of our fairness opinion dated August 24, 2026 (the “Opinion”) to the Board of Directors of Research Alliance Corporation III (“RACC”) as Annex L to the proxy statement/prospectus contained in this Registration Statement on Form S-4, (ii) the references therein to Scalar and (iii) the inclusion therein of (a) the summaries of and excerpts from the Opinion, (b) the description of certain financial analyses underlying the Opinion and (c) certain terms of our engagement by the Board of Directors of RACC. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Scalar, LLC

October 30, 2026